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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME

(Name of Subject Company (issuer))

QUILMES INDUSTRIAL S.A.
(Translation of Issuer’s Name into English)

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME

(Name of Filings Persons (identifying status as offeror, issuer or other person))

Class B Common Shares, without par value
American Depositary Shares, each of which represents two (2) Class B Shares, without par value, evidenced by American Depositary Receipts
(Title of Class of Securities)

74838Y20
(CUSIP Number)

Gustavo Castelli
Chief Financial Officer
84, Grand Rue L-1660 Luxembourg,
Grand-Duchy of Luxembourg.
(352) 47 38 85

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

________________

WITH COPIES TO:
Diane G. Kerr

Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
(212) 450 4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the bidder)

This statement is filed in connection with (check the appropriate box):

a)	[ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b)	[ ] The filing of a registration statement under the Securities Act of 1933.

c)	[X] A tender offer.

d)	[ ] None of the above

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies: [  ]

Check the following box if the filing fee is a final amendment reporting the results of the transaction: [  ]

Calculation of Filing Fee

Transaction Value	Amount of Filing Fee
$313,433,078.71	n/a
* Set forth the amount on which the filing fee is calculated and state how it was determined.

[✓]Check the box if any part of the fee is offset as provided by the Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

Amount Previously Paid:	$33,537.34
Form or Registration Number:	Schedule TO-T
Filing Party:	Beverage Associates Holding Ltd.
Date Filed:	1-25-07

This Amendment No. 2 to the Rule 13E-3 Transaction Statement (this “Amended Schedule 13E-3”) amends and supplements the Rule 13E-3 Transaction Statement filed by Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa” or the “Company”) with the Securities and Exchange Commission (the “Commission”) on March 16, 2007, as amended and supplemented by Amendment No. 1 filed with the Commission on April 6, 2007 (the “Transaction Statement”). The Transaction Statement relates to the offer by Beverage Associates Holding Ltd. (“Offeror”) to purchase any and all outstanding Class A Shares and Class B Shares (including Class B Shares held as American Depositary Shares (“ADSs”) of the Company upon the terms and subject to the conditions set forth in the Offer Document and in the related Letters of Transmittal filed by the Offeror on January 25, 2007, as amended by the Schedule TO-T/A filed by the Offeror on February 27, 2007 and the Supplement filed by the Offeror and Companhia De Bebidas Das Américas (“AmBev”) with the Commission on April 4, 2007 (the “Supplement”).

The information set forth in the Offer Document, including all schedules thereto, the Schedule TO-T/A filed by the Offeror on February 27, 2007, the Schedule TO-C filed with the Commission on November 9, 2006 by AmBev and the Offeror and the Supplement, is hereby expressly incorporated by reference in response to all items of this Transaction Statement, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in this Transaction Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as specifically provided herein, this Amended Schedule 13E-3 does not modify any information reported on the Transaction Statement. Capitalized terms defined in the Offer Document and used herein without definition shall have the meanings specified in the Offer Document.

The purpose of this Amended Schedule 13E-3 is to report the results of the Offer.

ITEMS 15 ADDITIONAL INFORMATION.

Item 15 of the Transaction Statement is hereby amended and restated as follows:

The Offer expired at 5:00 p.m., New York City time, on Thursday, April 19, 2007. AmBev has informed the Company that at the expiration of the Offer, 2,535,448 Class A shares and 1,618,379 Class B shares (including Class B Shares held as ADSs), representing 0.63% of the voting rights of the Company, had been tendered in and not withdrawn from the Offer. The minimum tender condition of the Offer, which required that 3,939,387 Class B shares (including Class B Shares held as ADSs) be validly tendered and not validly withdrawn, was not satisfied and as a result, AmBev has advised the Company that the Offer expired without the Offeror purchasing any Class A shares or Class B shares (including Class B Shares held as ADSs). AmBev has informed the Company that all Class A shares and Class B shares (including Class B Shares held as ADSs) that were tendered in the Offer will be promptly returned to the respective holders thereof without any action required on the part of the holders.  On April 19, 2007 the Company and Ambev issued press releases announcing the expiration of the Offer. The Company’s press release was filed by the Company with the Commission on April 20, 2007 as Exhibit (a)(5)(i) to the 14D-9 Solicitation/Recommendation Statement filed by the Company with the Commission on March 9, 2007, as amended by Amendment No. 1 filed with the Commission on April 6, 2007 and Amendment No. 2 filed with the Commission on April 20, 2007 (the “Solicitation Statement”).

ITEM 16 EXHIBITS.

Item 16 of the Transaction Statement is hereby amended and restated as follows:

(a)(5)(i)	Press Release of the Company dated April 19, 2007 (incorporated by reference to Exhibit (a)(5)(i) to the Solicitation Statement).

(c)
Please see Annexes 1 and 2 of the Offer Document (“Opinion of Citigroup Global Markets Inc., and “Presentation by Citigroup Global Markets Inc. to the Board of Directors of the Company on December 15, 2006”).

(f)	The information set forth in Section 11 (“The Offer - Appraisal Rights”) in the Offer Document is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME

By:	/s/ Gustavo Castelli
Name: Gustavo Castelli
Title: Chief Financial Officer

Dated: April 20, 2007